April 11, 2012

Mr. P. Jay Spinola, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

RE: AllianceBernstein Multi-Manager Fund
        333-179777; 811-22671

Dear Mr. Spinola:

We have reviewed the registration statement on Form N-2 for the AllianceBernstein Multi-Manager Fund (the "Fund"), filed with the Securities and Exchange Commission on February 28, 2012. We have the following comments:

PROSPECTUS

Summary of Terms

1. Under the heading, "Investment Strategy," the disclosure states, "The Fund seeks to achieve its investment objective primarily by allocating its assets among investments in private investment vehicles." If these "private investment vehicles" are hedge funds, please state that.

2. Under the heading, "Event Driven," the disclosure states, "Portfolio Fund Managers employing an event driven approach may employ a broad range of investment strategies and techniques to attempt to take advantage of specific events (for example, by using a long/short strategy driven by events), and may do so through almost any type of security or instrument." Please provide examples of the types of securities or instruments in which a fund employing an event driven strategy may invest.

3. Under the heading, "Credit/Distressed," the disclosure states, "This strategy also includes opportunistic trading and investing in securities of distressed companies and high yield securities." If these investments are rated below investment grade, please state that high yield securities are also known as junk bonds.

4. Under the heading, "Emerging Markets," the disclosure states, "These Portfolio Fund Managers may use a broad array of hedging techniques." Please provide examples of the hedging techniques these managers may use.

5. Under the heading, "Certain Risks Related to Investments by Portfolio Funds," please expand on "Counterparty Risk," and include the risk that a counterparty may not fulfill its obligation or it may become insolvent.

6. Under the heading, "Limited Liquidity of Fund Shares," the disclosure states, "It is anticipated that the Fund's shares will not be listed on any securities exchange or traded in other markets, and shares will be subject to substantial restrictions on transfer." Please make this statement more prominent. In addition, please include on the cover page risk disclosure concerning the illiquid nature of an investment in the Fund.

Summary of Fees and Expenses

7. Please include the line item, "Interest Payments on Borrowed Funds," or confirm to the staff that the Fund has no intention of borrowing for the first 12 months of operations.

8. Footnote (1) to the fee table states, "Although no initial placement fee is currently contemplated, in the future certain Distributors or Sub-Distributors may charge shareholders a fee (front-end sales load) for their services in conjunction with an investment in the Fund." Please undertake to update the fee table and expense example if this occurs.

9. Footnote (3) to the fee table discusses the expense limitation agreement. Please state whether the agreement may be terminated by the Board of Trustees. In addition, please file the expense limitation agreement on EDGAR as an exhibit to a pre-effective amendment to the registration statement.

Use of Proceeds

10. Under the heading, "Use of Proceeds," the disclosure states, "The Investment Manager will invest the proceeds of the Fund's initial public offering as soon as practicable consistent with current market conditions and the availability of suitable investments. If the Investment Manager elects to hold the Fund's assets in cash or cash equivalent instruments for a relatively long investment period, this decision may have a negative impact on the Fund's performance and its return to shareholders." Please be more specific about the time it will take the Fund to be fully invested in accordance with its objective and policies. In addition, it is the view of the Division that an investment company generally, in order to operate in

accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

Structure

11. Under this heading the disclosure states that the Fund will deliver Form 1099 tax reports to its investors. If the Fund anticipates that investors will be required to file extensions for filing their tax returns, please prominently disclose that information.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects

12. Under this heading, the disclosure states, "The Board of Trustees may authorize the Fund to repurchase the shares held by a shareholder or other person acquiring shares from or through a shareholder…." Please insert, "Subject to applicable law," at the beginning of the sentence.

Investment Restrictions

13. Under this heading, the disclosure states, "In applying the investment restrictions and other policies described in this prospectus, other than for certain tax compliance monitoring, the Fund will not "look through" to the investments and trading activity of the Portfolio Funds." Please confirm to the staff that the Fund will treat all assets of a portfolio fund that is created for the Fund, and which the Fund will be the sole investor, as if the Fund directly owned them for purposes of complying with the Investment Company Act of 1940 (including approval of advisory contracts).

The Portfolio Managers

14. Please move the conflicts of interest for the portfolio managers from page 57 to page 54.

Performance of Similarly Managed Accounts

15. Included under this heading is a table containing the historical monthly returns of "Similarly Managed Accounts – AllianceBernstein Multi-Manager Hedge Fund Composite." Please provide us with the legal analysis for including this information. In your response, please include the no-action letter you are relying on to include this performance information. In addition, please make the following changes:
    a. The disclosure states that the similarly managed accounts have "substantially the same investment policies and are managed in accordance with substantially the same investment strategies as those applicable to the Fund." Please also disclose that the objectives are substantially similar.

b. The disclosure states, "The Similarly Managed Accounts typically invest primarily in hedge funds that are partnerships organized under the laws of United States jurisdictions, rather than the PFICs that the Fund invests in primarily." The disclosure also states, "The underlying funds invested in by the Proprietary Accounts may not be representative of those included in the Fund's portfolio." Do these differences in investments have a material effect on the disclosed performance? If so, please delete the entire prior performance presentation. If not, please state that the differences in investments do not alter the conclusion that the Composite's objectives, policies, and strategies are substantially similar to the Fund's.

c. The disclosure states, "[P]ortfolio management decisions made for such accounts may be materially different (for example, with respect to liquidity, diversification, rebalancing and risk tolerance) than the decisions the investment team would make for the Fund." Please explain to the staff how the Composite can be considered substantially similar to the Fund if there are material differences in portfolio management decisions due to risk tolerance.

d. Please disclose that the performance includes all accounts that are substantially similar to the Fund.

e. The disclosure states, "The performance data is net of all fees." Please verify that sales loads, if any, have been included in the fees.

f. Please state that the use of the Fund's expense structure would have lowered the performance results.

g. Please make prominent a statement that prior performance represents the historical performance for similarly managed accounts and is not the Fund's performance or indicative of the Fund's future performance.

GENERAL

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant